FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	…………………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....	April 4, 2013	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 112th Business Term (the “Ordinary General Meeting”) of the Company held at March 28, 2013.

2.	Description of Report
(1)	Date on which the Ordinary General Meeting was held:

March 28, 2013

(2)	Details of the Matters to be Resolved:
Item No.1:	Dividend from Surplus

a. Matters concerning allocation of dividend and its total amount:

70.00 yen per one common share of the Company

(ordinary dividend of 60.00 yen and special dividend of 10.00 yen)

Total amount of dividend     80,695,390,370 yen

b. Effective date of the dividend from surplus:

March 29, 2013

Item No.2:	Election of Twenty-one Directors

It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Makoto Araki, Hiroyuki Suematsu, Shigeyuki Uzawa, Kenichi Nagasawa, Naoji Otsuka, Masanori Yamada, Aitake Wakiya and Kazuto Ono.

Item No.3:	Final Payments of Retirement Allowance Due to the Abolishment of the Retirement Allowance System for Directors

It was proposed to implement final payments of retirement allowance to the eighteen Directors (Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Makoto Araki, Hiroyuki Suematsu, Shigeyuki Uzawa, Kenichi Nagasawa and Naoji Otsuka), who would be reelected on condition of the approval of Item No.2, within the due amount based upon certain standards stipulated by the Company. It was also proposed that the time of the payment shall be when each of the Directors retire and the actual amount and method of payment etc. be entrusted to the Board of Directors.

Item No.4: Revision to Amount of Remuneration for Directors

It was proposed that the amount of remuneration for Directors shall be revised to be a yearly amount of 1.8 billion yen or less, and the amount of remuneration for Directors shall not include employee’s portion of salaries for employees who serve concurrently as Directors.

Item No.5: Grant of Bonus to Directors

It was proposed that bonus be granted to the eighteen Directors as of the end of the 112th Business term, which totals 190,500,000 yen.

(3)	The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes	Results
Item No.1	9,171,884	2,350	29,610	98.70%	Approved
Item No.2
Fujio Mitarai	6,710,797	2,443,342	49,757	72.21%	Approved
Toshizo Tanaka	8,514,043	640,106	49,757	91.62%	Approved
Toshiaki Ikoma	8,492,038	662,113	49,757	91.38%	Approved
Kunio Watanabe	8,603,646	550,504	49,757	92.58%	Approved
Yoroku Adachi	8,603,109	551,040	49,757	92.58%	Approved
Yasuo Mitsuhashi	8,604,275	549,874	49,757	92.59%	Approved
Shigeyuki Matsumoto	8,631,522	522,630	49,757	92.88%	Approved
Toshio Homma	8,604,120	550,029	49,757	92.59%	Approved
Masaki Nakaoka	8,631,579	522,573	49,757	92.88%	Approved
Haruhisa Honda	8,631,449	522,702	49,757	92.88%	Approved
Hideki Ozawa	8,630,629	523,523	49,757	92.87%	Approved
Masaya Maeda	8,631,540	522,612	49,757	92.88%	Approved
Yasuhiro Tani	8,631,439	522,712	49,757	92.88%	Approved
Makoto Araki	8,631,435	522,716	49,757	92.88%	Approved
Hiroyuki Suematsu	8,631,572	522,579	49,757	92.88%	Approved
Shigeyuki Uzawa	8,631,466	522,686	49,757	92.88%	Approved
Kenichi Nagasawa	8,631,271	522,881	49,757	92.88%	Approved
Naoji Otsuka	8,631,382	522,770	49,757	92.88%	Approved
Masanori Yamada	8,503,186	650,963	49,757	91.50%	Approved
Aitake Wakiya	8,503,075	651,074	49,757	91.50%	Approved
Kazuto Ono	8,502,953	651,196	49,757	91.50%	Approved
Item No.3	6,133,998	2,823,701	246,129	66.01%	Approved
Item No.4	9,036,686	129,415	37,616	97.24%	Approved
Item No.5	9,068,285	80,331	55,226	97.58%	Approved

Note:	1.

The number of “for,” “against” or “abstention” of each item is the number of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting and voting rights which were held by the shareholders present at the Ordinary General Meeting and for which approval or disapproval of each item could be confirmed.

	2.

The ratio of favorable votes of each item is the ratio of the number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders who were present at the Ordinary General Meeting and could be confirmed the indication, to the total number of voting rights of the shareholders present at the Ordinary General Meeting (the portion of the voting rights that were exercised in advance by the day prior to the Ordinary General Meeting, as well as those held by the shareholders present at the Ordinary General Meeting).

	3.	The requirements for approval of each resolution are as follows:

-   For Item 1, 3, 4 and 5, a majority vote of the shareholders who are entitled to vote present at the Ordinary General Meeting;

-   For Item 2, a majority vote of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

(4)	Reason for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of (a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and (b) voting rights by certain shareholders present at the Ordinary General Meeting through which approval or disapproval was able to be ascertained to each of the items, was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items. Accordingly, voting rights which were held by the shareholders present at the Ordinary General Meeting but for which the indication of “for,” “against” or “abstention” of each item could not be confirmed, were not counted.